EXHIBIT 14

EL NIÑO ventures inc.

2007 Annual Report

TSX.V: ELN OTCBB: ELNOF FF: E7Q

Presidents Message

To Our Shareholders

I am pleased to provide you with an update on your company. El Niño Ventures is a junior exploration company whose mission is to explore and develop mineral projects through to production. El Niño's current emphasis is on the exploration of zinc and base metal projects. Our management team has a combined 180 years of experience in all aspects of mineral exploration, development and production.

Our growth strategy is to develop our existing projects and initiate an aggressive acquisition program to acquire new projects through to production. El Nino will maintain its secondary objective of partnering with both major and junior companies utilize their cap and expertise to explore and develop our mineral projects from the exploration stage, through to production. In special circumstances we will expand our own portfolio through the acquisition of near term production projects.

Over my twenty years experience in the mining industry, I have had the good fortune to manage technical teams that have placed three mines into production. I have also headed up an aggressive multi-million dollar exploration projects yearly throughout my career and understand that it takes an experienced committed management team to take a junior from the exploration stage through to production.

El Niño is part of International Metals Group, a group that is comprised of four public mineral exploration companies consisting of over sixty dedicated professionals in the corporate office, a hundred plus geologists, engineers, and technical support teams. The companies in the group compliment each other and have their own mandates as to specific minerals sought and geographical interests. The companies involved within the International Metals Group corporate make up, share key administration staff, consultants and a dedicated Investor Relations Team, but operate independently. This is a tremendous brain bank and financial saving opportunity, which is rarely found in the junior sector.

At this time I would like to make special mention of our Chairman, Harry Barr, our CFO, Gord Steblin, our Corporate Secretary, Taryn Downing, our Board of Directors, our technical consultants, dedicated Investor Relations department, and administrative staff, whose dedication and hard work allows me to focus on my duties as President for El Niño Ventures.

Bathurst Zinc Option/Joint Venture

The first major acquisition for El Niño Ventures was the option/joint venture agreement with Falconbridge which is now Xstrata Zinc Canada in the Bathurst Mining Camp of New Brunswick, which spans across a prolific land parcel of over 108,000 Ha. Under the terms of the agreement El Niño can earn up to 50% of Xstrata's land position by spending $5,000,000 over a two year period. An additional $ 4.5 million was matched with a grant by the Government of New Brunswick. The Bathurst Mining Camp is a billion dollar infrastructure consisting of a number of past producing mines, smelter and an mill. This Camp is also host to the largest under ground zinc mine in the world, (the Brunswick Number 12). The Number 12 is currently operating at 10,000 tonnes a day and has produced in excess of 200 million tonnes of zinc over the last 40 years. The Mine is slated to close in 2010, eliminating approximately 1200 high paying jobs. El Nino has already fulfilled our commitment for the first year, and we are well funded to carry through with the second stage of the work program.

From June 2006 to April 2007 - A total of $5 million in exploration was completed

Brunswick Number 12 - The world's largest underground Zinc Mine is slated to close in 2010

The following highlights are from the first year of exploration

Bathurst Land Position

Highlights of Phase 1 of the Program

- A total of 220 line km of Titan 24 ground geophysical survey was completed
- An Heli-Geo TEM survey was completed over 3 grids totaling 291 line km
- Several soil geochemical surveys were performed collecting 1,097 samples
- Up to five drill rigs were in operation during the diamond drilling program
- 42 diamond drill holes were completed for 17,082 meters
- 30 diamond drill holes were surveyed with the borehole EM system
- 341 new claims were staked
- Outlined to date - 18 new drill targets for the $ 4.5 million 2007/2008 drill program

Results from first 17,082 meters of drilling returned zinc values reaching up to 8.63% ZN over 0.70 meters included in an interval of 7.48% Zn over 1.30 meters.

Bancroft Uranium Properties

On November 2, 2006, El Niño optioned its Bancroft Uranium properties to CanAm Uranium, whereby they can earn up to 60% of the Bancroft Uranium properties by spending $1.5 million in the first year, a cash payment of $125,000 and issuing 275,000 shares, in order to earn up to 80% CanAm Uranium will have to spend an additional $ 1million, and issue an additional 375,000 shares in the company.

Location Map

The Bancroft Uranium District has been referred as "the Mineral Capital of Canada" due to the abundance of minerals found in the area. Bancroft was host to four past producing uranium mines that produced a total of 14,862,653 lbs U3O8 between 1956 and 1982. El Nino was among the first to recognize the importance of the then dormant uranium camp and thus was able to acquire eight of the best projects (based on historical figures) we are in the midst of the first phase of exploration, and have returned intercepts of up 0.31 % (6.2 lbs/Ton) Uranium. The projects were acquired and staked in 2004 and early 2005 when the price of uranium was at $ 25 a lb. The current price of uranium is now over $ 120 a lb, which makes this an obvious move for El Nino. El Nino is the first company in over 30 years to revisit and begin the exploration steps to revitalize this past producing uranium district.

The veteran uranium consultant on the Bancroft Project is Mr. Tim Beesley P. Eng. whose 35 years in the mineral development and exploration industry is an asset to the management team of El Nino Ventures.

The Bancroft Uranium District is home to 8 past producing mines. El Nino Ventures is the first company to revisit in over 30 year.

The Following points highlight the first phase of the Bancroft Uranium Project

Bancroft Uranium Project Highlights

- First round of drilling on Halo confirms historical results by intercepting average grade of 0.09 % (1.6 lbs)U3O8 over 8.9 meters (34 feet)
- Including 0.31 % U3O8 (6.2 lb ton over 1.52 meters)
- Drilling continues and trenching programs slated to cover all 8 projects
- Bancroft is home to four past producing mines between 1956 and 1982
- Total past production of the camp was over 14 million lbs
- El Niño is the operator and is designing an additional program for 2007
- Uranium prices soar above 120/ lb

News release to be forthcoming regarding further results.

El Nino is involved in a $ 500,000.00 drilling and trenching program, whose objective is to drill, test, and trench all of the targets in the Bancroft Uranium Project.

Ongoing Aggressive Acquisition Program

Today El Niño is involved in its most aggressive acquisition program since we were activated as a tier 2 TSX Venture company in 2005. We are negotiating the acquisition of base metals projects throughout Canada, Ireland and in Africa. We expect to finalize two or more key acquisitions that meet our criteria before the end of 2007.

Canada
Europe
Africa

Looking Forward

I am just completing my first year with El Niño. Building a mineral company is not a simple task and during this time there are various growing pains that we will have to work through. The future of zinc and base metals has never looked brighter. The price of zinc, its increased demand matched with lower production and dwindling reserves makes this time period an unprecedented period of growth in our industry. Management is committed to, and believes, that the world is in the beginning stages of a "Metals Super Cycle". I look forward to an exciting 2007 as we begin our second year on the Bathurst Mining Camp and continue to drill and advance the Bancroft Uranium Projects through the first phase of exploration, with the objective to bring El Nino to the forefront and revitalize this famous past producing uranium camp. As El Nino completes negotiations on one or more new projects. I personally believe the shareholders will benefit significantly from our new planned projects.

If you should require any further information on the company, please contact me directly at jlroy@elninoventures.com or visit our website at www.elninoventures.com

On behalf of the management consultants and Board of Directors of El Niño Ventures, I would like to thank you, our shareholders for you ongoing support.

Yours truly,

Jean-Luc Roy

President, COO
El Niño Ventures Inc.

Form 51-102F1

Management Discussion and Analysis

For

El Nino Ventures Inc.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of El Nino Ventures Inc. (the “Company” or “El Nino”) for the year ended January 31, 2007 and should be read in conjunction with the financial statements for the year ended January 31, 2007 and related notes contained in the report.  The date of this management discussion and analysis is May 11, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of El Nino

El Nino is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada, Europe and in Africa with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for El Nino for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended January 31
	2007	2006	2005
Total Revenues (i)	$56,378	$1,586	$154
General and administrative expenses	$1,148,715	$105,203	$89,136
Mineral property costs	$1,879,167	$153,362	$63,481
Net income (loss) ➢ In total ➢ Basic and diluted loss per share	$(2,973,538) $(0.23)	$(240,864) $(0.04)	$(152,881) $(0.03)
Totals Assets	$3,439,941	$284,220	$120,569
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

(i) Revenues consist of interest income.

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2007	2006	2006	2006	2006	2005	2005	2005
Total revenues	$38,877	$10,617	$5,589	$1,295	$1,586	$Nil	$Nil	$Nil
Net loss	115,032	2,413,387	299,363	145,756	46,160	31,443	110,338	52,923
Net loss per share	0.01	0.20	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	3,439,941	1,912,846	3,697,935	787,264	284,220	253,430	66,924	154,261

The loss for the quarter ended October 31, 2006 was significantly higher than other quarters due mainly due to $2,053,693 in exploration expenditures on the Bathurst, New Brunswick property in the quarter.

Results of operations

The year ended January 31, 2007 resulted in a net loss of $2,973,538, which compares with a loss of $240,864 for the same period in 2006.  General and administrative expenses for the year ended January 31, 2007 were $1,148,715, an increase of $1,043,512 over the same period in 2006.  Consulting fees of $275,937 were recorded as compared to $18,590 during the previous year as the Company became active with the financing of several exploration projects.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $132,568 for the period ended January 31, 2007 compared to $ Nil for the previous year.  The stock compensation expense has been allocated by expense category on the income statements.   All other general and administrative costs increased when compared to the previous year due to increased activity.  Travel costs of $142,424 were incurred compared to $6,446 as the Company was actively working on new acquisitions and financing in Europe in order to raise funds for the Bathurst, New Brunswick project and working capital.

During the year ended January 31, 2007, the Company incurred mineral property expenditures of $2,265,417. Of this amount, $10,000 was paid as cash option payments and a further 30,000 shares were issued at a value of $12,000 for its Bancroft, Ontario properties. A $125,000 cash payment and 275,000 shares valued at $261,250 of Can Am Uranium Corp. were received as the Company optioned its Bancroft properties. During the year ended January 31, 2007, the Company advanced $2,500,000 to Xstrata the Bathurst, New Brunswick project and incurred $2,204,283 on the project. The balance of $457,547 plus the amount of $2,577,032 that is held in escrow is shown as project advances of $3,034,579 as at January 31, 2007. The expenditure amount was matched by the Government of New Brunswick.

Shareholder relations costs of $73,100 and promotional activities undertaken by the Company, which included attendance at various trade shows, promotional literature and expanding the website cost $162,051 as the Company increased awareness on its exploration projects and corporate objectives

Three months ending January 31, 2007

The quarter ended January 31, 2007 resulted in a loss from operations of $115,032 which was higher than the loss of $46,160 incurred in the comparative quarter.  Most of the increase can be attributed to increased travel and promotion expenses. All other quarterly expenses are consistent with the discussion of the annual loss in the previous paragraph and elsewhere in this Annual MD & A.

Cash flows from financing activities during the quarter were $1,057,548.  The source of cash during the quarter was from the completion of a 1,922,815 flow-through unit private placement for gross proceeds of $1,057,548.

Liquidity and capital resources

At January 31, 2007, the Company’s working capital, defined as current assets less project advances less current liabilities, was $223,322 compared with working capital of $266,621 at January 31, 2006. During the year, 9,916,907 shares were issued for gross proceeds of $6,255,909. A further 111,833 warrants were exercised for proceeds of $44,767 and 50,000 options were exercised for proceeds of $7,500. Subsequent to year-end, the Company closed two  private placements for gross proceeds of $1,500,000.  The private placements were non-flow-through unit offerings including one common share and one-half share purchase warrant.  Each full warrant will allow the holder to acquire an additional common share are $0.55 for a period of one year.  The Company paid issuance costs of $96,000 in commissions, finder’s fees of $22,720 and issued 240,000 broker warrants with the same terms as the unit warrants.

The Company has total issued and outstanding of 17,986,953 shares at January 31, 2007.

Contractual commitments

The Company is committed under an operating lease with a company for its office premises with the following lease payments to the expiration of the lease on November 30, 2011.

	2008	2009	2010	2011	2012	Thereafter
Office lease	$38,029	38,029	38,029	38,029	31,691	-

Pursuant to an option agreement with Xstrata plc to explore the Bathurst Mining Camp in New Brunswick, the Company is required to spend $2.5 million by March 31, 2007 (completed) and a further $2.5 million by March 31, 2008 (funds were advanced to the project before January 31, 2007).  The New Brunswick Government has provided a grant of $4.5 million to assist with exploration and development of the Bathurst project.  Further information on mineral option payments are disclosed in Note 6 to the financial statements dated January 31, 2007.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 2 to the financial statements for the year ended January 31, 2007.

Significant estimates used in the preparation of these financial statements include, amongst other things, depreciation, determinations of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Changes in Accounting Policies

There were no changes in significant accounting policies of the Company for the year ended January 31, 2007, except that the Company clarified its accounting policy related to the capitalization of mineral property acquisition costs.

New Accounting Policy for February 1, 2007

On February 1, 2007, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income effective for the current fiscal year. This requires that all non-derivative financial assets be measured at fair value with changes in fair value of available-for-sale marketable securities disclosed in other comprehensive income. Since this is the first year in which this policy has been applied, the opening balance of accumulated other comprehensive income includes the difference between cost and fair value for marketable securities at the end of the previous fiscal year. The current quarter’s gains or losses in value are recognized in other comprehensive income.  The adoption of this accounting policy will have an effect on opening accumulated other comprehensive income of $82,450 and the marketable securities on the balance sheet will be carried at their fair market value of $343,700.

When securities are sold and gains or losses are realized, these gains or losses will be removed from other comprehensive income and reported in the Statement of Loss and Deficit. The transition provisions do not require restatement of previous financial statements. The fair values of securities which are traded on a recognized exchange are reported at the closing price on the balance sheet date or the last date on which the shares traded. When the Company’s holdings exceed 20 days of average trading volume, appropriate discounts from closing price will be applied to reflect the net realizable market value.

Auditors

The Company’s auditors for the year ended January 31, 2006, Staley, Okada & Partners, have entered into a transaction with PricewaterhouseCoopers LLP during the past fiscal year.  The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ended January 31, 2007.

Financial Instruments and Other Instruments

El Nino’s financial instruments consist of cash, restricted cash, GST receivable, deposits, marketable securities, project advances and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that El Nino is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company may be exposed to currency risk if acquisition and exploration expenditures are incurred in the U.S. as it will have to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures could be negatively impacted by increases in the US versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at January 31, 2007, there were 17,986,953 outstanding common shares compared to 7,878,213 outstanding shares at January 31, 2006.  The increase reflects the issuance of 10,078,740 shares for cash and 30,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 7c to the financial statements dated January 31, 2007.

As at May 11, 2007, there were 21,766,953 common shares outstanding.

Related party transactions

Mr. Jean Luc Roy was appointed President and COO of the Company on May 10th, 2006 and Mr. Harry Barr from that day on assumed the position of Chairman and CEO.

A total of $40,922 was paid to a company controlled by Harry Barr, a Director, Chairman and Chief Executive Officer (CEO) of the Company, for management services, including bonus payments totaling $16,922, during the year ended January 31, 2007.  Pursuant to an office lease agreement dated July 1, 2005, a total of $13,223 was paid to a company controlled by Harry Barr for office rent during the year ended January 31, 2007.  A total of $98,000 was paid to a company controlled by Jean Luc Roy, the President and COO of the Company, for management services, including bonus payments totaling $10,000, during the year ended January 31, 2007.  A total of $22,621 was paid to a company controlled by Taryn Downing, the Corporate Secretary of the Company, for corporate secretarial services, including bonus payments totaling $13,231, during the year ended

January 31, 2007.   A total of $32,794 was paid to a company controlled by Gord Steblin, the Chief Financial Officer (CFO) of the Company for accounting services, including bonus payments totaling $13,231, during the year ended January 31, 2007.

Critical Accounting Estimates

Mineral Property Costs

The Company is in the process of developing its mineral properties and capitalizes acquisition costs for property rights. The Company has adopted the policy of expensing mineral exploration costs and periodic option payments incurred prior to the determination that a property has economically recoverable ore reserves.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management is in the process of evaluating the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  The existence of these weaknesses is mitigated by senior management monitoring which exists.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company’s generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended January 31, 2007. No material weakness in the design has been identified. Management continues to review and refine its internal controls and procedures.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

El Nino currently has one option agreement in which Can Am Uranium Corp. is earning an interest in the Bancroft, Ontario project by carrying all costs and making significant exploration expenditures. The Company is committed to spend a further $2.5 million before March 2008 with the New Brunswick Government committing an additional $2.0 million. The Company will be proceeding with an aggressive acquisition program for new projects focusing on areas of known mineralization in Europe, Africa, and Canada. El Nino has cash of $33,780, $3,034,579 held in trust for the Bathurst project and working capital of $223,322 as at January 31, 2007. Subsequent to year-end, the company issued an additional 3,750,000 shares for gross proceeds of $1,500,000.

Approval

The Board of Directors of El Nino has approved the disclosure contained in this annual MD&A. A copy of this annual MD&A will be provided to anyone who requests it.

EL NINO VENTURES INC.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

JANUARY 31, 2007 and 2006

(Canadian Dollars)

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 1
Balance Sheets
As at January 31
Canadian Funds

ASSETS	2007	2006
Current
Cash	$33,780	$279,567
GST receivable	16,816	3,892
Prepaid expenses and deposits	48,807	-
Marketable securities (Note 4)	261,250	-
Project advances (Note 6c)	3,034,579	-
	3,395,232	283,459
Restricted Cash – Flow-through	-	575
Equipment, net (Note 5)	44,709	186
	$3,439,941	$284,220

LIABILITIES
Current
Accounts payable	$62,589	$16,838
Accrued liabilities	74,742	-
	137,331	16,838

Commitments (Note 6c, Note 10)

STOCKHOLDERS’ EQUITY
Share Capital – Statement 3 (Note 7)
Unlimited authorized shares without par value
17,986,953 (2006 - 7,878,213) shares issued and outstanding	8,689,012	3,625,393
Contributed Surplus	983,663	38,516
Deficit Accumulated During the Exploration Stage – Statement 3	(6,370,065)	(3,396,527)
	3,302,610	267,382
	$3,439,941	$284,220

ON BEHALF OF THE BOARD:

          “Harry Barr”                                      , Director

            “Bernard Barlin”                              , Director

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 2
Statements of Operations
For the Years Ended January 31
Canadian Funds

	2007	2006	2005
Expenses
Amortization	$8,384	$80	$114
Audit and accounting	45,978	11,800	10,130
Consulting fees	275,937	18,590	7,787
Consulting fees – stock compensation costs	89,003	-	-
Management fees	138,922	24,000	24,000
Director – stock compensation costs	11,970	-	-
Office and miscellaneous	33,312	1,785	300
Insurance	16,561	-	-
Rent	35,922	15,868	15,868
Legal fees	8,179	2,455	1,028
Transfer and filing fees	29,095	23,925	22,153
Promotion and tradeshows	162,051	-	-
Shareholder relations	73,100	-	-
Shareholder relations – stock compensation costs	24,752	-	-
Telephone	16,322	254	118
Travel	142,424	6,446	7,638
Wages, salaries and benefits	29,957	-	-
Wages – stock compensation costs	6,846	-	-
Loss Before the Undernoted	(1,148,715)	(105,203)	(89,136)

Other Income (Expenses)
Interest income	56,378	1,586	154
Interest and bank charges	(1,554)	(935)	(418)
Write-off of mineral property costs	(480)	-	-
Exploration expenditures (Schedule)	(1,879,167)	(153,362)	(63,481)
	(1,824,823)	(152,711)	(63,745)

Loss Before Income Taxes	(2,973,538)	(257,914)	(152,881)
Future income tax recovery (Note 9)	-	17,050	-
Loss for the Year	$(2,973,538)	$(240,864)	$(152,881)

Loss Per Share	$(0.23)	$(0.04)	$(0.03)

Weighted Average Number of Shares Outstanding	13,072,409	6,521,086	4,665,436

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 3
Statement of Stockholders’ Equity (Deficiency)
Canadian Funds

	Common Shares Shares Amount		Contributed Surplus	AccumulatedDeficit	Total
Balance – January 31, 2004	4,571,546	$2,977,593	$38,516	$(3,002,782)	$13,327
Issuance of shares for:
-Cash	1,000,000	200,000	-	-	200,000
-Exercise of warrants	85,000	11,050	-	-	11,050
Loss for the year	-	-	-	(152,881)	(152,881)
Balance – January 31, 2005	5,656,546	$3,188,643	$38,516	$(3,155,663)	$71,496
Issuance of shares for:
-Cash	416,667	150,000	-	-	150,000
-Property	85,000	31,250	-	-	31,250
-Exercise of warrants	1,710,000	272,450	-	-	272,450
-Exercise of options	10,000	1,500	-	-	1,500
Share issuance costs	-	(1,400)	-	-	(1,400)
Future income tax on flow-through (Note 9)	-	(17,050)	-	-	(17,050)
Loss for the year	-	-	-	(240,864)	(240,864)
Balance – January 31, 2006	7,878,213	$3,625,393	$38,516	$(3,396,527)	$267,382
Issuance of shares for:
-Cash	9,916,907	6,255,909	-	-	6,255,909
-Fair value assigned to warrants	-	(752,335)	752,335	-	-
-Fair value assigned to warrants on finder’s fees	-	-	69,866	-	69,866
-Property	30,000	12,000	-	-	12,000
-Exercise of options	50,000	13,000	(5,500)	-	7,500
-Exercise of warrants	111,833	48,892	(4,125)	-	44,767
Share issuance costs	-	(513,847)	-	-	(513,847)
Stock-based compensation	-	-	132,571	-	132,571
Loss for the year	-	-	-	(2,973,538)	(2,973,538)
Balance – January 31, 2007	17,986,953	$8,689,012	$983,663	$(6,370,065)	$3,302,610

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Statement 4
Statements of Cash Flows
For the Years Ended January 31
Canadian Funds

Cash Provided by (Used in)	2007	2006	2005
Operating Activities
Net loss	$(2,973,538)	$(240,864)	$(152,881)
Items not involving cash:
Stock compensation expense	132,568	-	-
Shares issued for mineral properties	12,000	31,250	-
Marketable securities received for mineral properties	(261,250)	-	-
Future Income tax recovery on flow-through shares (Note 9)	-	(17,050)	-
Amortization	8,384	80	114
	(3,081,836)	(226,584)	(152,767)
Changes in non-cash working capital:
Accounts receivable	(12,924)	2,963	(6,053)
Prepaid expenses and deposits	(48,807)	-	-
Project advances	(3,034,579)	-	-
Accounts payable	45,751	(32,235)	29,400
Accrued liabilities	74,742	-	-
	(2,975,817)	(29,272)	23,347
	(6,057,653)	(255,856)	(129,420)

Investing Activities
Purchase of equipment	(52,906)	-	-
Restricted cash	575	(575)	-
	(52,331)	(575)	-

Financing Activities
Issuance of shares for cash	6,242,129	422,550	211,050
Share issue costs	(377,932)	-	-
	5,864,197	422,550	211,050

Net Increase (Decrease) in Cash	(245,787)	166,119	81,630
Cash – Beginning of year	279,567	113,448	31,818
Cash – End of Year	$33,780	$279,567	$113,448

Non-Cash Financing Activities
Future Income tax recovery on flow-through shares (Note 9)	$-	$17,050	$-

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)	Schedule
Schedule of Exploration Expenditures
For the Years Ended January 31
Canadian Funds

	2007	2006	2005

Anderson Lake Property, Ontario, Canada
Option payments – shares	$-	$7,250	$-
Option payments – cash	-	-	10,000
	-	7,250	10,000

Exploration expenditures
Geological and field expenses	-	2,520	-
Engineering and consulting	-	8,290	-
Assays	-	675	-
		11,485	-
Total	-	18,735	10,000

Halo and Silver Crater Properties, Bancroft, Ontario, Canada
Option payments – cash	10,000	5,000	-
Option payments – shares	12,000	24,000	-
Staking costs	-	-	37,163
Cash - option payments received	(125,000)	-	-
Shares - option payments received	(261,250)	-	-
	(364,250)	29,000	37,163
Exploration expenditures
Geological and field expenses	14,271	21,022	-
Engineering and consulting	11,490	67,840	-
Assays	-	772	-
	25,761	89,634	-
Total	(338,489)	118,634	37,163

Bathurst Project, New Brunswick, Canada

Staking costs	87,513	-	-

Geological and field expenses	180,427	-	-
Geophysics	1,148,266	-	-
Assays	21,585	-	-
Diamond drilling	657,810	-	-
Engineering and consulting	8,682	-	-
Management fee	100,000	-	-
	2,116,770	-	-
Total	2,204,283	-	-

Other Properties
Geological and field expenses	13,373	15,993	16,318

Costs for the Year	$1,879,167	$153,362	$63,481

- See Accompanying Notes -

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

1.

NATURE OF OPERATIONS

El Nino Ventures Inc. (the “Company") was incorporated on February 19, 1988 in British Columbia, Canada.  The Company is an exploration stage company engaged in the acquisitions, exploration and development of mineral properties of merit in Canada, Europe and in Africa with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs of the Company will result in profitable mining operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of Presentation

The consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). For the purposes of these financial statements these principles conform in all material respects with generally accepted accounting principles in the United States, except as described in Note 12.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.  The Company places its cash and cash investments with institutions of high credit worthiness.  At times, such investments may be in excess of federal insurance limits.  Cash provided by flow-through financings is disclosed as long-term restricted cash as the Company has contracted with the shareholders to expend the related funds on qualifying mineral property expenditures.

c)

Mineral Property Expenditures

The Company is in the process of developing its mineral properties and capitalizes acquisition costs for property rights. The Company has adopted the policy of expensing mineral exploration costs and periodic option payments incurred prior to the determination that a property has economically recoverable ore reserves.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

2.

SIGNIFICANT ACCOUNTING POLICIES - Continued

d)

Marketable Securities

Short-term investments in publicly traded marketable securities are valued at the lower of cost and quoted market value.

e)

Equipment

Equipment is recorded at cost.  The Company provides for amortization on office equipment using the 30% declining balance method, with half of this rate used in the year of acquisition.

f)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

g)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

h)

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years.  Actual results could differ from those estimates.

i)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets.  Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred. The amount recognized is added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There are no asset retirement obligations as of January 31, 2006 and 2007.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

2.

SIGNIFICANT ACCOUNTING POLICIES - Continued

j)

Flow-Through Shares

The Company has adopted the recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

k)

Share Capital

Share capital issued for non-monetary consideration is recorded based on fair market value.

l)

Income Taxes

The asset and liability method is used for determining future income taxes.  Under the asset and liability method, the change in the net future income tax asset or liability is included in income.  The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as future income tax assets or liabilities.  Future income tax assets and liabilities are measured using the statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

m)

Tax Credits

The Company recognizes METC amounts and applies those amounts against exploration costs when the Company’s application for tax credits is approved by Canada Revenue Agency.  Assessments, if any for taxes, penalties and interest are deducted from the tax credits when assessed.

3.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, GST receivable, deposits, marketable securities, project advances, restricted cash and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

MARKETABLE SECURITIES

	2007	2007	2006
	Book Value	Market Value	Book Value
Can Am Uranium Corp. 275,000 shares	$261,250	$343,700	$-

The Can Am Uranium Corp. shares were received in the transaction with Boulder Creek Explorations Inc. (“Boulder”), which subsequently changed its name to Can Am Uranium Corp. (Note 6b).

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

5.

EQUIPMENT

2007	Cost	Accumulated Amortization	Net
Automotive	$28,469	$4,270	$24,199
Computers	$26,300	$5,790	$20,510
	$54,769	$10,060	$44,709

2006	Cost	Accumulated Amortization	Net
Computers	$1,863	$1,677	$186

6.

MINERAL PROPERTIES

a)

Halo Project, Bancroft, Ontario

By agreement dated March 9, 2005 and amended April 14, 2005, the Company may earn a 100% interest in certain properties known as the Halo Project, Bancroft, Ontario, by making, at its option, the following:

		Payments	Shares	Fair value	Exploration Expenditures
Upon execution of agreement	(paid)	$ 2,500	-	$ -	$ -
Upon regulatory approval	(issued)	-	20,000	8,000	-
On or before December 31, 2005	(incurred)	-	-	-	15,000
On or before March 9, 2006	(paid/issued))	5,000	20,000	8,000	-
On or before December 31, 2006	(incurred)	-	-	-	20,000
On or before March 9, 2007	(paid/issued subsequent to year-end)	5,000	20,000	8,200	-
On or before December 31, 2007		-	-	-	30,000
On or before December 31, 2008		-	-	-	40,000
		$12,500	60,000	$24,200	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $5,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

6.

MINERAL PROPERTIES - Continued

b)

Silver Crater Project, Bancroft, Ontario

By agreement dated  March 9, 2005, the Company may earn a 100% interest in certain properties known as the Silver Crater Project, Bancroft, Ontario by making, at its option, the following:

		Payments	Shares	Fair value	Exploration Expenditures
Upon execution of agreement	(paid)	$2,500	-	$ -	$ -
Upon regulatory approval	(issued)	-	20,000	8,000	-
On or before December 31, 2005	(incurred)	-	-	-	15,000
On or before March 9, 2006	(paid/issue)	5,000	10,000	4,000	-
On or before December 31, 2006	(incurred)	-	-	-	20,000
On or before March 9, 2007	(paid/issued subsequent to year-end)	5,000	10,000	4,100	-
On or before December 31, 2007		-	-	-	30,000
On or before December 31, 2008		-	-	-	40,000
		$12,500	40,000	$16,100	$105,000

Prior to earning its 100% interest the Company may joint venture the property upon payment of 40,000 shares or $15,000 to the optionors.

The property is subject to a 3% NSR. The Company has the option to purchase 1% of the total NSR for $250,000.

The Company is required to reimburse the optionors for all related staking costs.

By agreement dated October 23, 2006, the Company optioned its Bancroft properties to Boulder Creek Explorations Inc. (“Boulder”).  Under the terms of this agreement, the Company received 275,000 shares (fair value $261,250) of Boulder (Note 4) and cash payments totalling CDN $125,000 (received).  Boulder can earn a 60% interest by spending CDN $1,000,000 over the next two years and could earn up to 80 % of the project by issuing a further 300,000 shares and spending an additional CDN $1,500,000.

The Company will remain the operator for the first two years of this agreement and will receive a management fee of 10% of exploration expenditures and cash payments of CDN $40,000 for the first year (received) and CDN $20,000 per year thereafter.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

6.

MINERAL PROPERTIES - Continued

c)

Bathurst Project, Bathhurst, New Brunswick

By agreement dated May 26, 2006, the Company entered into an option agreement with Xstrata plc (“Xstrata”) formerly Falconbridge Limited to explore the Bathhurst Mining Camp in New Brunswick.

The Company will initially have the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Xstrata occupying approximately 108,800 hectares.  In order to vest with a 50% interest, the Company is required to spend $5.0 million on exploration by March  31, 2008 with a minimum expenditure of $2.5 million by March 31, 2007.  As at January 31, 2007, the Company advanced the minimum $2.5 million as required to Xstrata and Xstrata had expended $2,042,453 on exploration.  The balance of $457,547 plus the amount of $2,577,032 that is held in escrow is shown as project advances of $3,034,579 at January 31, 2007.

Subsequent to year end, the first $2.5 million has been spent and the remaining $2.5 million has been raised and is in escrow. The New Brunswick Government has contributed $2.5 million to March 2007 and a further $2.0 million has been committed to March 2008.

Upon vesting with a 50% interest in the Property, the Company will have 90 days in which to elect to carve out one or more Project Areas from the existing Property, in each of which the Company can increase its interest to 65% by spending an additional $2.0 million over three years and can increase its interest in each Project Area still further to 75% by spending an additional $3.0 million over another two years.  Xstrata can back-in to increase its position from either a 35% or 25% interest level to 50% by contributing 2.5 times the Company expenditures made to increase its interest above 50%. Xstrata may increase its interest in one or more Project Areas from 50% to 70% at any time by electing to complete a Feasibility Study, or expend an additional $20 million on each Project Area  within three years: or five years if underground work is necessary to complete the study.  Xstrata will have the right to process the Company’s share of ore from any future operations.

7.

SHARE CAPITAL

a)

Authorized:

Unlimited common voting shares without par value (no additional paid-in capital).

b)

Issued:

	Number of Shares	Amount
Balance – January 31, 2004	4,571,546	$ 2,977,593
Private placement	1,000,000	200,000
Exercise of warrants	85,000	11,050
Balance – January 31, 2005	5,656,546	3.188,643
Private placement (Note 7m)	250,000	100,000
Private placement – flow-through (Note 7n)	166,667	50,000
Mineral properties	85,000	31,250
Exercise of warrants	1,710,000	31,250
Exercise of options	10,000	1,500
Share issuance costs	-	(1,400)
Future income tax on flow-through (Note 9)	-	(17,050)
Balance – January 31, 2006	7,878,213	$ 3,625,393

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

7.

SHARE CAPITAL - Continued

	Number of Shares	Amount
Balance – January 31, 2006	7,878,213	$ 3,625,393
Private placement (Note 7g)	1,680,000	420,000
Private placement (Note 7h)	600,000	240,000
Private placement (Note 7i)	678,000	542,400
Private placement – flow-through (Note 7j)	4,479,750	3,583,800
Private placement – flow-through (Note 7k)	530,862	398,147
Private placement – flow-through (Note 7l)	1,948,295	1,071,562
Mineral properties (Notes 6a and 6b)	30,000	12,000
Exercise of warrants	111,833	48,892
Exercise of options	50,000	13,000
Fair value on unit offerings assigned to warrants	-	(752,335)
Share issuance costs	-	(513,847)
Balance – January 31, 2007	17,986,953	$ 8,689,012

c)

The Company adopted a stock option plan (“the plan”) whereby, the Company may grant stock options up to a maximum of 20 percent of the number of issued shares of the Company. At January 31, 2007, the Company has reserved 2,037,642 common shares under the plan (2006 – 1,192,309).

The option plan has the following vesting requirement:

i)

Options granted to employees and consultants conducting investor relations activities will vest with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date.

ii)

Options granted to other employees, consultants, directors and officers vest immediately.

d)

The Company has granted stock options to directors, officers, consultants and certain employees.  Stock option activity is summarized as follows:

	Number of Options	Exercise Price	*
Balance outstanding – January 31, 2003 and 2002	250,000	$0.55
Granted – Year ended January 31, 2004	354,000	$0.15
Exercised – Year ended January 31, 2006	(10,000)	$0.15
Cancelled– Year ended January 31, 2006	(25,000)	$0.15
Expired – Year ended January 31, 2006	(250,000)	$0.55
Granted – Year ended January 31, 2007	1,588,642	$0.50
Exercised – Year ended January 31, 2007	(50,000)	$0.15
Cancelled– Year ended January 31, 2007	(330,000)	$0.50
Balance outstanding – January 31, 2007	1,527,642	$0.44

*

Weighted average exercise price

As at January 31, 2007 there are 560,211 options currently exercisable with a weighted average exercise price of $0.33 and a weighted average remaining contractual life of 2.92 years. The weighted average remaining contractual life of all options outstanding is 3.69 years.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

7.

SHARE CAPITAL – Continued

e)

During the year ended January 31, 2007, the Company granted options to purchase up to 1,588,642 shares.  The total estimated fair value of the options is $438,970 and the weighted fair value  per share was $0.276. Since the options were granted under a graded vesting schedule, $132,571 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

The fair value of stock options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighed average assumptions:

January 31, 2007
Average risk-free interest rate	4.11%
Expected dividend yield	NIL
Expected stock price volatility	79.61%
Average expected option life	5 years

Option pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

f)

At January 31, 2007, the following warrants were outstanding:

Expiry Date	Number of Shares	Fair value of warrants	Exercise Price
April 24, 2007 (Notes 7h and 11d)	562,500	$ 66,015	$0.50
February 28, 2008 (Note 7g)	1,600,000	132,362	$0.33
July 14, 2007 (Notes 7i and 7j)	2,363,040	387,784	$1.00
August 29, 2007 (Notes 7i and 7j)	495,550	44,675	$1.00
October 19, 2007 (Note 7k)	49,613	6,075	$0.75
December 22, 2007 (Note 7l)	364,000	40,139	$0.65
December 28, 2007 (Note 7l)	1,558,815	129,171	$0.65
December 28, 2007 (Note 7l)	124,705	15,980	$0.55
Balance – January 31, 2007	7,118,223	$822,201

The relative pro rata allocation of the fair value of the stock purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighed average assumptions:

January 31, 2007
Average risk-free interest rate	4.09%
Expected dividend yield	NIL
Expected stock price volatility	72.92%
Average expected warrant life	1.2 years

Pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

7.

SHARE CAPITAL – Continued

g)

During the year, the Company closed a 1,600,000 unit private placement at a price of $0.25 per unit for gross proceeds of $400,000 consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of the Company until February 28, 2008 at a price of $0.33 per warrant share. A finder’s fee of 80,000 shares fair valued at $20,000 was issued in connection with this financing.

h)

During the year, the Company closed a 600,000 unit private placement at a price of $0.40 per unit for gross proceeds of $240,000 consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of the Company until April 24, 2008 at a price of $0.50 per warrant share.

i)

During the year, the Company closed a 678,000 unit private placement at a price of $0.80 per unit for gross proceeds of $542,400 consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share of the Company until July 14, 2007 at a price of $1.00 per warrant share.

j)

During the year, the Company closed a 4,454,750 flow-through unit private placement at a price of $0.80 per unit, for gross proceeds of $3,563,800.  Each unit consists of one common share in the capital of the Company and one-half of one common non-transferable, non-flow-through share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the Company until July 14, 2007 at a price of $1.00 per warrant share.  A finder’s fee of 25,000 non-flow-through shares fair valued at $20,000 was issued in connection with this financing.

k)

During the year, the Company closed a 496,133 common share flow-through placement at a price of $0.75 per unit, for gross proceeds of $372,100.  A finder’s fee of 34,729 non-flow-through shares fair valued at $26,047 and 49,613 non-flow-through broker warrants, fair valued at $6,075, were issued in connection with this financing.  The broker warrants allow the holder to acquire one common share of the Company until October 19, 2007 at a price of $0.75 per warrant share.

l)

During the year, the Company closed a 1,922,815 flow-through unit private placement at a price of $0.55 per unit, for gross proceeds of $1,057,548. Each unit consists of one common share in the capital of the Company and one common non-transferable, non-flow-through share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the Company until December 22, 2007 at a price of $0.65 per warrant share.   A finder’s fee of 25,480 non-flow-through shares fair valued at $14,014 and 124,705 broker warrants, fair valued at $15,980, were issued in connection with this financing.  The broker warrants allow the holder to acquire one common share of the Company until December 28, 2007 at a price of $0.55 per warrant share.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from flow-through issuances that management estimates have not been spent as at the balance sheet date.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

7.

SHARE CAPITAL – Continued

m)

During the prior year, the Company closed a 250,000 unit private placement at a price of $0.40 per unit, for gross proceeds of $100,000.  Each unit consists of one common share in the capital of the Company and one-half of one common non-transferable share purchase warrant.  Each warrant entitled the holder thereof to purchase one additional common share of the Company until March 16, 2006 at a price of $0.50 per warrant share. Companies controlled by an officer and director subscribed for all the units in this private placement. The warrants expired without exercise on March 16, 2006.

n)

During the prior year, the Company closed a 166,667 flow-through unit private placement at a price of $0.30 per unit, for gross proceeds of $50,000.  Each unit consists of one common share in the capital of the Company and one-half of one common non-transferable, non-flow-through share purchase warrant.  Each full warrant entitles the holder thereof to purchase one additional common share of the Company until August 12, 2006 at a price of $0.35 per warrant share.  An officer and director subscribed for 33,500 units in this private placement. During the current year, 74,333 of the warrants were exercised and the remaining 9,000 warrants expired.

o)

During the prior year, shareholders approved the reservation of 298,077 performance shares at an exercise price of $0.01 per share. To date, none of these shares have been allotted, issued and have not been booked into these financial statements as they must receive regulatory approval.  During  the year, a further 509,410 nominal value performance shares were reserved subject to shareholder and regulatory approval. At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract to the Company.

p)

During the year, 30,000 shares were issued for mineral properties at fair value of $12,000.

8.

RELATED PARTY TRANSACTIONS

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a)

During the year, the Company paid $40,922 (2006 - $24,000; 2005 - $24,000) for management fees and management bonus to a company controlled by the Chairman, CEO and director.

b)

During the year, the Company paid $98,000 (2006 - $Nil; 2005 - $Nil) for management fees and management bonus to a company controlled by the President and COO.

c)

During the year, the Company paid $22,621 (2006 - $4,336; 2005 - $2,662) for consulting fees to a company controlled by the Corporate Secretary.

d)

During the year, the Company paid $32,794 (2006 - $3,300; 2005 - $2,200) for professional fees to a company controlled by the Chief Financial Officer.

e)

Accounts payable includes $Nil (2006-$Nil; 2005 - $2,500) due to a former director.

f)

During the year, the Company paid rent of $13,223 (2006 - $15,868; 2005 - $15,868) to a company controlled by the Chairman, CEO and director.

g)

During the year, the Company issued 286,250 shares (2006 – 1,576,000; 2005 - 380,000) for total proceeds of $131,463 (2005 - $304,850; 2005 - $75,750) to directors, officers and companies controlled by a director of the Company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

9.

INCOME TAXES

(a)

Reconcilliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006

Earnings (Loss) before income taxes	$(2,973,538)	$(257,914)
Canadian federal and provincial income tax rates	34.12%	34.10%

Income tax expense (recovery)	(1,014,571)	(87,949)
Increase (decrease) due to:
Non-deductible expenses for tax purposes	722,593	58,368
Dedcutible expenses for tax purposes	(35,160)	95
Income tax benefit recognized on issuance of	0	(17,050)
flow-through shares
Valuation allowance	327,139	29,486
Income tax expense (recovery)	$0	$(17,050)

(b)

The significant components of future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets (liabilities)

Non-capital loss carry forwards	$527,732	$232,494
Net capital loss carry forwards	63,770	63,733
Share issue costs	140,546	382
Temporary difference in value:
Resource property costs	987,384	277,153
Equipment	3,432	635
Future income tax assets (liabilities)	1,722,865	574,396
Valuation allowance	(1,722,865)	(574,396)
Net future income tax asset (liability)	$(0)	$0

The Company has income tax loss carry forwards of approximately $1,546,600 in Canada, which may be used to reduce future income taxes otherwise payable and expiring through 2027.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

9.

INCOME TAXES– Continued

Future Income Tax Recovery

During 2007, flow-through shares totalling $4,993,448 were issued, which funds were required to be spent on qualifying Canadian Exploration Expenditures.   Upon renunciation, completed after January 31, 2007, the Company will no longer have the ability to use the expenditures for tax purposes and the Company will be required to record a future tax liability of approximately $1,704,000.  However, since the Company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery upon the reversal of the related valuation allowance.

During the prior year, flow-through shares totalling $50,000 were issued, which funds were required to be spent on qualifying Canadian Exploration Expenditures.  Upon renunciation, the Company no longer had the ability to use the expenditures for tax purposes and the Company recorded a future tax liability of $17,050.  However, since the Company had unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery the reversal of the related valuation allowance.

10.

COMMITMENTS

By agreement dated December 1, 2006, the Company is committed under an operating lease, for its office premises with the following lease payments to the expiration of the lease on November 30, 2011:

2008	$38,029
2009	38,029
2010	38,029
2011	38,029
2012	31,691
$183,807

11.

SUBSEQUENT EVENTS

a)

Subsequent to year-end, the Company closed two non-flow-through unit private placements totaling 3,750,000 units at a price of $0.40 per unit for gross proceeds of $1,500,000 consisting of one common share in the capital of the Company and one-half of one non-transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share of  the Company for a period of one year from the closing dates at a price of $0.55 per warrant share. A commission of $96,000, a finder’s fee of $22,720 and 240,000 broker warrants were issued in connection with this financing. Each broker warrant entitles the holder thereof to purchase one additional common share of the Company until February 9, 2008 at a price of $0.55 per warrant share.

b)

Subsequent to year-end, 30,000 shares were issued for mineral properties.

c)

Subsequent to year-end, the Company applied for eleven mineral prospecting licences in Ireland and has recently accepted the offer of all eleven licences from the Irish Government.  The licences are located in Lower Carboniferous limestones prospective for zinc and lead mineralization.

d)

Subsequent to year-end, the Company applied to extend the expiry date of the 562,500 warrants set to expire April 24, 2007 for one year to April 24, 2008 at the same exercise price of $0.50.  The modification of the term is subject to regulatory approval.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP")

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

a)

Under U.S. GAAP, investments classified as available for sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded in comprehensive income.  Once the investment is sold, the comprehensive income for that investment is transferred to income.  Under Canadian GAAP, investments held as available for sale are recorded at the lower of cost and market.  There is no comprehensive income category in Canada.

b)

Under Canadian GAAP a premium to market on the issuance of flow-through shares would be recorded in share capital. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A future tax liability is recognized for the premium paid by the investors.

c)

The impact of the above differences between Canadian and United States GAAP on the reported marketable securities of the Company is as follows:

	Year Ended January 31 2007	Year Ended January 31 2006	Year Ended January 31 2005
Marketable securities as reported – Canadian GAAP	$261,250	$-	$-
Adjustment of marketable securities to market value (Note12 a)	82,450	-	-
Marketable securites - United States GAAP	$343,700	$-	$-

d)

The impact of the above differences between Canadian and United States GAAP on the reported liabilities of the Company is as follows:

	Year Ended January 31 2007	Year Ended January 31 2006	Year Ended January 31 2005
Liabilities as reported – Canadian GAAP	$87,331	$16,838	$49,073
Future income tax liability (Note 12b)	451,544	-	-
Liabilities - United States GAAP	$538,875	$16,838	$49,073

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – Continued

e)

The impact of the above differences between Canadian and United States GAAP on the reported share capital is as follows:

	Year Ended January 31 2007	Year Ended January 31 2006	Year Ended January 31 2005
Share capital as reported – Canadian GAAP	$8,689,012	$3,625,393	$3,188,643
Future income tax liability (Note 12b)	(451,544)	-	-
Share capital - United States GAAP	$8,237,468	$3,625,393	$3,188,643

f)

The impact of the above differences between Canadian and United States GAAP on other comprehensive income is as follows:

	Year Ended January 31 2007	Year Ended January 31 2006	Year Ended January 31 2005
Other comprehensive income as reported – Canadian GAAP	$-	$-	$-
Adjustment of marketable securities to market value (Note12 a)	82,450	-	-
Other comprehensive income - United States GAAP	$82,450	$-	$-

g)

Recent Accounting Pronouncements

In June 2006, FASB issued Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns.  FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective February 1, 2007 and is currently assessing the impact on the Company’s financial statements.

In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  This standard is effective for fiscal years beginning after November 15, 2007.  Management is currently assessing the impact on the Company’s financial statements.

El Nino Ventures Inc. (An Exploration Stage Company)
Notes to Financial Statements
For the Year Ended January 31, 2007 and 2006
Canadian Funds

12.

Differences Between United States and Canadian Generally Accepted Accounting

Principles ("GAAP") – Continued

In April 2005, the Canadian Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA Handbook.  These new standards will affect the company’s Canadian GAAP interim and annual financial statements beginning in the first quarter of 2007.  The most significant new standards are as follows:

i) Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the amounts.  It also specifies how financial instrument gains and losses are to be presented.  Management is currently finalizing its evaluation of the impact of this standard on the Company’s Canadian GAAP financial statements.

ii) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  The adoption of this standard is not expected to impact the company.

iii) Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income for the company will include holding gains and losses on investments designated as available for sale.

For Information:

Fern Turner
Investor Relations

2303 West 41 Ave.
Vancouver, British Columbia, Canada
V6M 2A3

Tel: + 1.604.685.1870
Fax: + 1.604.685.8045
Toll Free: 1.800.667.1870

www.elninoventures.com
info@elninoventures.com